August 15, 2022

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Northfield Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-266406)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Northfield Bancorp, Inc., a Delaware corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-4 be declared effective on August 17, 2022 at 12:00 noon, or as soon thereafter as is practicable.

Sincerely,

/s/ Steven M. Klein

Steven M. Klein
President and Chief Executive Officer (Duly Authorized Representative)